

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2015

Mail Stop 4546

<u>Via E-mail</u>
David Hopkins
President
Health-Right Discoveries, Inc.
18851 NE 29th Avenue, Suite 700
Aventura, FL 33180

> **Re: Health-Right Discoveries, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2015**
> **File No. 333-206839**

Dear Mr. Hopkins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise to identify clearly and consistently throughout the registration statement which market and, if applicable, market tier, you intend to quote your securities. In this regard, we note that your cover page indicates that your securities will quote on the OTC Markets, "or a comparable exchange" and your disclosure on page 12 indicates that the securities will quote on the OTC Bulletin Board. Refer to Rule 415(a)(4).

2. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Cover

3.   Please include the page number where your Risk Factor section begins. Refer to Item
        501(b)(5) of Regulation S-K.

Overview, page 2

4.   Based on your disclosures on pages 1 and 2, it appears that you have not conducted any
        clinical trials to date. Accordingly, please revise your disclosures on page 1 to
        prominently highlight, if true, that you have not conducted any clinical trials. In the
        Business section please revise to discuss where you stand "in the process of moving
        forward with clinical trials."

5.   With a view to disclosure, please explain to us how the "marketing results" from your
        "initial-test marketing" provide support for your statements on pages 1, 18, 19 and
        elsewhere concerning the therapeutic benefits derived from use of the H-Plex Defense
        product and your "formulation platform." Please clearly state your bases for these and all
        product efficacy claims in the registration statement.

Selling Shareholders, page 3

6.   Please revise to disclose when the 950,000 share gift, the 153,156 share transfer, and
        1,350,000 share private placement occurred.

We currently rely on our President…, page 6

7.   As your President is your only employee, please remove the qualification "to a certain
        degree" from this risk factor.

You may have limited access to information…, page 10

8.   Please revise to clarify whether you, if possible, intend to exercise your discretion and
        suspend your reporting obligations.

Selling Shareholders, page 11

9.   Please revise to identify the natural person or persons with voting and/or dispositive
        control over the securities.

10.   We note your disclosure that "none of the selling shareholders has had a material
        relationship with [you] other than as a shareholder at any time within the past three years
        or has ever been on or [y]our officers or directors." Please revise this sentence based on
        the positions that Messrs. Pande and Hopkins serve.

11.   Given the nature and size of your offering, please tell us why the selling stockholders should not be identified as underwriters and tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In responding, please consider the guidance provided in the Division's Compliance Disclosure Interpretation, Securities Act Rules, Question 612.09 available at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Proposed Business, page 15

Overview, page 15

12.   Please supplementally provide us support for your disclosures indicating that cannabidiol ("CBD") is a "legal dietary supplement" and is "approved for use in all fifty states." With respect to your disclosure in the first risk factor on page 6, please tell us whether FDA deems cannabidiol to Generally Recognized as Safe ("GRAS").

Viral Marketplace, page 18

13.   Please revise your disclosure in this section to provide the following additional information about the trial:
- The dates of the marketing trial;
- The geographic scope of the testing and the product distribution method(s);
- The number of customers who purchased the product; and
- The number of customers and/or percentage of customers who did not reorder the product.

The Compromised Immune System, page 16

14.   Please revise to identify the research that estimates that stress contributes to as much as 80% of all major illnesses.

OTC Monograph Drug Business, page 17

15.   Please revise to explain the "existing progress" that you have made to date and explain each significant step that you will need to take to commercialize the pipeline product. Identify the FDA approved monograph drug you discuss and explain the nature of the testing you have performed. Identify and explain the "certain regulatory matters" that you would need to address prior to commercialization.

Prescription Nutritional/Medical Foods market, page 17

16.   Please revise to clarify whether "prescription nutritionals" and "medical foods" are synonymous or whether they are separately classified and regulated. Revise the final sentence on page 17 to clarify whether you have commenced clinical trials. State the

basis for your belief that that your formulation "would be proven out for at least three different prescription nutritionals."

Natural Market, page 18

17.   Please revise the final sentence under the heading to clarify why you expect these figures to rise.

Joint Pain/Arthritis Marketplace, page 18

18.   Please identify the "top orthopedic surgeon" and clarify how he or she helped you to "utilize" the formulation platform. In this regard, please clarify what role the surgeon had in developing this application.

Gastrointestinal Marketplace, page 18

19.   Please revise to discuss the nature and scope of the "anecdotal testing" that you reference. Explain whether the testing is part of a clinical trial. Also, explain the basis for your belief that the application can be modified to help patients address post-surgery prescription constipation. In this regard, clarify whether you tested any of these patients.

Research and Development, page 19

20.   Please provide us supplementally with support for each of the five immune system benefits that you cite in the second sentence under the heading.

Sales and Marketing, page 19

21.   Please clarify how you are currently selling and manufacturing your products for sale to the general public.

Government Regulation, page 19

22.   Please disclose the basis for the disclosures on pages 2 and 15 that the H-Plex Defense product that you have sold commercially is a "dietary supplement." Be sure to discuss relevant sections of the Federal Food, Drug and Cosmetic Act, including without limitation sections 201(g)(1) and 201(p), as well as applicable FDA guidance, in your response.

23.   We note your disclosure on page 19 that "new drug approvals" are not required for your planned products. For each pipeline product that you identify on pages 18 and 19, please explain why a new drug approval would not be required.

24.   Please revise to discuss laws and regulations pertaining to marketing and labeling of dietary supplements, including ones pertaining to structure and function.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or Eric Envall, Staff Attorney, at (202) 551-3234 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc (via email): Dale S. Bergman, Esq. – Gutierrez Bergman Boulris, P.L.L.C.